LAZARD LTD 30 Rockefeller Plaza New York, NY 10112 Phone (212) 632-6000

December 5, 2013

VIA EDGAR

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Lazard Ltd Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 28, 2013
File No. 001-32492

Dear Mr. West:

Pursuant to your correspondence dated September 5, 2013, set forth below are certain supplemental responses to our initial response letter dated October 3, 2013 (our “October Letter”) with respect to the comments of the staff of the Division of Corporation Finance (the “Staff”) regarding the above referenced filing.

For your convenience, all text of the Staff’s comments is set forth below in bold text followed by the responses of Lazard Ltd (“Lazard” or the “Company”).

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Business Segments, page 50

Asset Management, page 53

3. In addition to our comments above, and in an effort to provide more fulsome disclosure to your investors, please supplement your summary of changes in AUM (provided at the bottom of page 54) with additional activity tables for each significant asset class of AUM (e.g. Equities, Fixed Income, Alternative Investments, etc.) for the periods provided. Provide us with a draft of your proposed disclosures.

Response:

We will present new activity tables in future filings that will provide additional information for each significant asset class of AUM (i.e., Equities and Fixed Income). Our proposed disclosure, presented using information as of September 30, 2013, is set forth below. The proposed disclosure set forth below replaces the proposed disclosure that we included in our October Letter in response to your third comment.

	Three Months Ended September 30, 2013
	($ in millions)
						Foreign
	AUM -				Market Value	Exchange	AUM -
	Beginning of			Net	Appreciation/	Appreciation/	End of
	Period	Inflows	Outflows	Flows	(Depreciation)	(Depreciation)	Period
Equities	$134,341	$6,319	($5,458)	$861	$9,060	$1,837	$146,099
Fixed Income	22,956	2,027	(980)	1,047	6	522	24,531
Other	5,992	216	(405)	(189)	35	(13)	5,825

Total	$163,289	$8,562	($6,843)	$1,719	$9,101	$2,346	$176,455

	Nine Months Ended September 30, 2013
	($ in millions)
						Foreign
	AUM -				Market Value	Exchange	AUM -
	Beginning of			Net	Appreciation/	Appreciation/	End of
	Period	Inflows	Outflows	Flows	(Depreciation)	(Depreciation)	Period
Equities	$138,171	$20,383	($25,557)	($5,174)	$16,706	($3,604)	$146,099
Fixed Income	22,718	4,878	(2,798)	2,080	(396)	129	24,531
Other	6,171	657	(966)	(309)	131	(168)	5,825

Total	$167,060	$25,918	($29,321)	($3,403)	$16,441	($3,643)	$176,455

Critical Accounting Policies and Estimates, page 62

Item 8. Financial Statements and Supplementary Data, page 71

Note 2. Significant Accounting Policies, page 84

Investments, page 85

7. We note your disclosure on page 39 (Business Environment and Outlook – Asset Management) that you are continually developing and seeding new investment strategies that extend your existing platforms. Please clarify your accounting policy for seeded investments and address the following:

•	Tell us and disclose in your future filings whether you determined the seeded investment funds to be variable interest entities (VIEs) or voting interest entities (VOEs).

•	Tell us and disclose in your future filings how often you create these new investments. For example, quantify the number of newly seeded products created during the periods for which your financial statements are presented.

•	Describe your typical investment in the seeded products. For example, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

•	Describe the circumstances in your future filings when you would no longer be deemed to control the seeded investment, and identify the accounting method used when the seeded investment is deconsolidated. Discuss how many seeded investment products were de-consolidated during the periods for which your financial statements are presented.

Provide us with a draft of your proposed disclosures.

Response:

Our response in our October Letter to your seventh comment is supplemented with the following response, based upon information available as of September 30, 2013:

•	As we stated in our October Letter in response to your fifth comment, we maintain seed investments in certain entities that are generally considered voting interest entities (“VOEs”) as a result of our investment.

•	We invested in three new seed investment entities during the nine–month period ended September 30, 2013.

•	Generally, when we initially invest to seed an investment entity, we are the majority owner of the entity. Our majority ownership in seed investment entities represents a controlling interest except when we are the general partner in such entities and the third-party investors have the right to replace the general partner. Our average holding period in seed investment entities in which we owned a controlling interest was 1.2 years as of September 30, 2013.

•	Our accounting policy on consolidation is not applied to immaterial items. As stated in our October Letter, we have concluded that the impact of consolidating entities in which we maintain seed investments, as well as the impact of any consolidation or deconsolidation of such entities, is not material to our financial statements. Our supporting analysis with respect to that conclusion as of September 30, 2013 is as follows:

•	As of September 30, 2013, we held approximately $169 million of seed investments, of which approximately $50 million was invested in seed investment entities in which we owned a controlling interest.

•	As of September 30, 2013, we owned a controlling interest in six seed investment entities.

•	If we had consolidated such entities, we would have recorded additional net assets, and corresponding noncontrolling interest, of approximately $16 million.

•	We have concluded that this amount is not material to our total assets of approximately $2.95 billion. In reaching this conclusion, we also considered other quantitative and qualitative factors in accordance with the requirements of SAB Topic 1.M.

•	We conduct our consolidation analysis on a quarterly basis, and our conclusion as of September 30, 2013 is representative of the results in prior periods.

We will provide additional disclosure regarding our seed investment entities in future filings under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Investments”. An example of our proposed disclosure, presented using information as of September 30, 2013, is set forth below.

As of December 31, 2012 and September 30, 2013, the Company held seed investments of approximately $193 million and $169 million, respectively. Seed investments held in entities in which the Company maintained a controlling interest were $59 million in nine entities as of December 31, 2012 as compared to $50 million in six entities as of September 30, 2013.

During the nine-month period ended September 30, 2013, the Company did not consolidate or deconsolidate any seed investment entities. As such, 100% of the recorded balance of seed investments as of September 30, 2013 represented the Company’s economic interest in the seed investments. See “— Consolidation of Variable Interest Entities” below for more information on the Company’s policy regarding the consolidation of seed investment entities.

We also will provide additional disclosure regarding our seed investment entities in future filings under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates - Consolidation of Variable Interest Entities”. An example of our proposed disclosure, which would supplement the proposed disclosure that we provided in our October Letter in response to your fifth comment, is set forth below.

Generally, when the Company initially invests to seed an investment entity, the Company is the majority owner of the entity. Our majority ownership in seed investment entities represents a controlling interest except when we are the general partner in such entities and the third-party investors have the right to replace the general partner. To the extent material, we consolidate seed investment entities in which we own a controlling interest, and we would deconsolidate any such entity when we no longer have a controlling interest in such entity.

We confirm that the proposed disclosures included in our October Letter, as modified by the supplemental proposed disclosures included herein, will be included in our filing on Form 10-K for the year ended December 31, 2013 for both Lazard Ltd and Lazard Group LLC.

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of the matters discussed in this letter, please contact Dominick Ragone, Chief Accounting Officer, at (212) 632-5839, or John Merimee, Counsel, at (212) 632-6388. I would appreciate it if you would send your response by email to me at dominick.ragone@lazard.com or by facsimile at (212) 632-6670.

Very truly yours,

/s/ Dominick Ragone
Dominick Ragone
Chief Accounting Officer

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